New Gold Hosts Rainy River Site Tours

TORONTO--(BUSINESS WIRE)--June 26, 2019--New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) announces that it is hosting tours of the Rainy River Mine for analysts and institutional investors on June 26 and 27, 2019. The presentation to be used during management’s briefing sessions will be posted on the New Gold website at www.newgold.com in the morning today.

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining Company. The Company has a portfolio of two core producing assets in top-rated jurisdictions, the Rainy River and New Afton Mines in Canada. The Company also operates the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016). In addition, New Gold owns 100 per cent of the Blackwater project located in Canada. New Gold’s objective is to be a leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

Contacts

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Toll free: 1 (888) 315-9715
Email: anne.day@newgold.com